                                                                    Exhibit 13.3
                                    FORM F-4


                   QUARTERLY REPORT PURSUANT TO SECTION 13 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        for QUARTER ENDED, JUNE 30, 1997


                         FDIC CERTIFICATE NO.  #19702-5



                      THE GLASTONBURY BANK & TRUST COMPANY
                                  Connecticut


                   IRS EMPLOYER IDENTIFICATION NO. 06-0363160


                   2461 Main Street, Glastonbury, Connecticut
                                     06033
                                 (860) 633-4695



Indicate by check mark whether the bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


                          Yes    X           No
                              -------          ------



                     Common Stock Par Value $2.50 Per Share
               1,829,920 Shares Outstanding (as of June 30, 1997)

THE GLASTONBURY BANK & TRUST COMPANY
Notes to Consolidated Financial Statements


NOTE A - BASIS OF PRESENTATION


The accompanying unaudited consolidated financial statements include the accounts of The Glastonbury Bank & Trust Company ("The Bank") and its subsidiary, The GBT Insurance Group, Inc. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form F-4. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair representation have been included. Operating results are not necessarily indicative of the results that may be expected for year end December 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto included in the Bank's annual report filed in form F-2 for the year ended December 31, 1996.


NOTE B - RECLASSIFICATION


Certain prior year amounts have been reclassified to conform with the current year presentation.

                      Management's Discussion and Analysis
                                       Of
                 Financial Condition and Results of Operations

                              FINANCIAL CONDITION
                              -------------------

At June 30, 1997, total assets increased $12,700,000 or 5.1% to $261,298,000 from December 31, 1996. The increase was concentrated in an increase of $22,220,000 or 69.3% in the securities available for sale portfolio, with most of that increase occurring in the first quarter of 1997, and loans which increased $7,657,000 or 5.2%. Securities available for sale were funded in part by a decrease of $17,300,000 in interest bearing deposits in depository institutions. Security purchases were primarily in Collateralized Mortgage Obligations ("CMOs") with average lives of less than two years, money market preferred stock, and tax-exempt municipal bonds that are non-calleable for 10 years. The shorter term CMOs are "defensive" in that they are expected to outperform other alternative securities in a rising interest rate environment and perform equally well if interest rates should decline. The money market preferred stock reprice every 49 days and their dividends are 70% exempt from federal income taxes, providing attractive yields over the bank's cost of funds. The tax-exempt municipal bonds that were purchased are "offensive" in that they are expected to perform well in a declining interest rate environment.

Loan growth was essentially flat during first quarter of 1997 as compared to loans at December 31, 1996. In the second quarter of 1997, loan growth began to accelerate with growth evenly distributed between consumer and commercial loans. Consumer loans, which include residential mortgages, home equity loans and installment loans, increased $3,676,000 or 5.1% from December 31, 1996. Commercial loans, which include commercial mortgages, construction loans to builders, revolving lines of credit and term loans, increased $3,982,000 or 5.1% from December 31, 1996.

Deposits grew $8,174,000 or 3.9% from December 31, 1996, which included an increase of $3,974,000 or 11.1% in demand ("DDA") and non-interest bearing accounts and an increase of $3,754,000 or 4.1% in time deposits ("CDs").

Federal Home Loan Bank ("FHLB") borrowings decreased $1,700,000 from the year ended December 31, 1996, while securities sold under agreements to repurchase ("repos") increased $4,455,000 from $350,000 at December 31, 1996. The repos were primarily with major broker/dealers and were a lower cost source of funds for short-term funding needs as compared to FHLB borrowings.

Cash and cash equivalents increased to $11,251,000 at June 30, 1997, an increase of $2,408,000 from December 31, 1996. This temporary increase was primarily due to interchange cash flows from the merchant processing business line that can occur the last day of a quarter.

The decrease of $93,000 in deferred income taxes from December 31, 1996 was primarily due to the reduction in the deferred tax asset associated with tax effecting the net unrealized loss on available for sale securities.

The decrease of $519,000 in other assets was primarily the result of a decrease in accrued merchant processing income. Accrued income for merchant processing activity is typically higher at the fourth quarter end than at any other quarter end.

Accrued expenses and other liabilities increased $677,000 primarily due to an accrual for income taxes, as the bank is expected to be in a taxable position for GAAP purposes in 1997.

CAPITAL RESOURCES
-----------------

At June 30, 1997, the bank's Tier 1 leverage capital ratio was 7.22% as compared to 7.07% at December 31, 1996. At June 30, 1997, the bank's Tier 1 risk-based capital ratio was 11.78% and its Total risk-based capital ratio was 13.05% as compared to 12.16% and 13.42%, respectively, at December 31, 1996. The board of directors of the bank declared a quarterly cash dividend of $0.09 per share payable on May 15, 1997, representing a 29% increase from the quarterly cash dividend paid in the first quarter of 1997.

Total stockholders' equity increased $1,094,000 to $17,963,000 at June 30, 1997 from $16,869,000 at December 31, 1996. The increase was due to net income of $1,235,000 for the first six months of 1997 and a decrease of $152,000 in the net unrealized holding loss on available for sale securities, partially offset by the first and second quarter dividends totaling $293,000. The increase in the net holding loss on available for sale securities was attributed to a decrease of approximately 15-20 basis points in the general level of interest rates.

NONPERFORMING ASSETS AND THE ALLOWANCE FOR LOAN LOSSES
------------------------------------------------------

Information concerning the bank's nonperforming assets for the periods ended June 30, 1997 and December 31, 1996 are summarized below:

                                June 30, 1997  December 31, 1996
                                -------------  ------------------
                                       (000's omitted)
Nonaccrual Loans                     $1,561             $1,464
Loans Past Due in excess
  of 90 Days and still
  accruing interest                     186                  0
                                     ------             ------
Total Nonperforming Loans             1,747              1,464
Other Real Estate Owned                 969              1,159
                                     ------             ------
Total Nonperforming Assets           $2,716             $2,623
                                     ======             ======

Allowance for Loan Losses            $3,448             $3,352
                                     ======             ======

During the current six month period ended June 30, 1997, nonperforming assets increased $93,000. The increase resulted from an increase of $186,000 in loans past due in excess of 90 days and still accruing interest and an increase of $97,000 in nonaccrual loans, partially offset by a decrease of $190,000 in other real estate owned ("OREO"). The increase in loans 90 days past due consisted of two loans that are paying in accordance with their contractual terms and are well secured. The increase in nonaccural loans resulted from two loans that management expects to resolve with no material costs to the bank. The decrease in OREO resulted from the sale of four properties. The OREO properties that were sold produced a recovery, and the remaining properties were principally from a relationship with a single borrower. These two properties currently provide cash flow to the bank in the form of rental payments and recent appraisals indicate values that exceed current book value. All OREO has been written down to current appraised values, less anticipated selling costs, and are being actively marketed by the bank.

At June 30, 1997, the ratio of the allowance for loan losses to nonperforming loans was 197%, the percentage of loans delinquent was less than 2%, and the ratio of nonperforming assets to total assets was at 1.04%. The bank had net charge-offs of 24,000 and provided a provision of $120,000 in the first six months of 1997.

The adequacy of the allowance for loan losses is reviewed by management monthly and was considered to be adequate as of June 30, 1997. Management's methodology in evaluating the adequacy of the allowance for loan losses considers specific credit reviews, recommendations made by external auditors and examiners, results from independent loan reviews, current local, state and national economic conditions and trends, past loan loss and delinquency experience and the volume, growth and composition of the loan portfolio. In addition, a portion of the allowance for loan losses is maintained for losses which may be inherent within the loan portfolio.

LIQUIDITY AND ASSET/LIABILITY MANAGEMENT
----------------------------------------

Liquidity
---------

As of June 30, 1997, the bank's liquidity was determined to be sufficient to meet the borrowing needs of its customers and to meet unexpected deposit withdrawals. On a daily basis, management monitors the bank's liquidity position by analyzing the cash flows from loan and deposit activity, the amount of investment securities available for repurchase agreements, and the amount the bank is allowed to borrow from the FHLB. Additionally, management determines an estimate of the expected level of cash flows from maturing loans and the expected prepayments on loans and securities.

Asset/Liability Management
--------------------------

Management's objective is to minimize the bank's exposure to changing interest rates, while maintaining the flexibility to take advantage of opportunities resulting from those changes. The bank's exposure to interest rate risk, or changes in interest rates, is managed by strategically matching the rate sensitivity or repricing characteristics of loans and securities with those of interest-bearing liabilities.

With regard to measuring the bank's interest rate risk exposure, the bank's one year GAP as of June 30, 1997 was .71, indicating that the bank was liability sensitive over a cumulative one year time frame. Within 90 days, the bank was slightly asset sensitive, and as a result, the bank's net interest margin had benefited from the rise in interest rates in the first half of 1997, particularly a 25 basis point rise in the prime rate which occurred in the first quarter of 1997. At the current level of interest rates, the bank's strategy has been to fund the bank with shorter term borrowings of less than three months and with retail CDs of 18 months or less. The higher interest rate sensitivity that is typical of CDs is expected to be offset by relatively less interest rate sensitive core deposits (defined as demand and savings accounts). The bank has had success in raising the level of core deposits, which are a lower cost source of funds than either FHLB borrowings or retail CDs. These core deposits are largely considered long term funding as the interest rates paid on savings accounts typically lag, sometimes significantly, the movement in the general level of interest rates. Demand deposits, which pay no interest, have proven to have a low sensitivity to interest rate changes and therefore are considered longer term sources of funds.

If interest rates should increase through the end of 1997, the bank's liability sensitive position in one year indicates that the net interest margin could decline beginning approximately in the fourth quarter of 1997. A decline in the bank's net interest margin could result as the bank's cost of funds would be expected to increase in a higher interest rate environment, while the yields on earning assets would not be expected to increase as rapidly. If interest rates should remain basically the same or increase and then begin to decline by the fourth quarter of this year or the first quarter of 1998, the bank's net interest margin in those future periods would be expected to stabilize at higher levels.

Management is continually evaluating and implementing strategies to take advantage of or at least mitigate the effects of an ever changing interest rate environment. Management has demonstrated an ability to generate or purchase quality earning assets at adequate spreads over the bank's incremental cost of funds, providing for growth in the margin.

Management measures the impact of various interest rate scenarios on the bank's net interest margin to determine which scenario(s) present the greatest risk and opportunities to the bank. Strategies are formulated based on management's assessment of the risk, whereby opportunities can be identified and taken advantage of, while excessive risk levels can be mitigated.

                             RESULTS OF OPERATIONS

For the three and six month periods ended June 30, 1997, the bank had a net income of $725,000 or $0.40 per share and $1,235,000 or $0.68 per share, respectively, as compared to $593,000 or $0.32 per share and $1,079,000 or $0.59 per share in the same periods last year. (The average number of shares outstanding was 1,829,920 in both periods.) The increase of 132,000 or 22.3% in the current three month period was primarily due to an increase of $162,000 or 19.7% in other operating income, a reduction of $207,000 or 8.3% in other operating expenses, and a reduction of $90,000 or 60% in the provision for loan losses, partially offset by an income tax provision of $435,000 as compared to no provision for the second quarter of 1996.

The increase of $156,000 or 14.5% in net income in the current six month period was due to an increase of $137,000 or 2.8% in net interest income, an increase of $83,000 or 5.4% in other operating income, and reductions of $436,000 or 8.8% in other operating expenses and $255,000 or 68.0% in provision for loan losses. These increases to net income were partially offset by an income tax provision of $755,000. The bank's 38% effective tax rate through the first half of 1997 is expected to prevail throughout 1997 as the bank is now in a taxable position. In fourth quarter of 1996, the bank had reduced nearly all of the valuation allowance that had been reserved in prior years against net operating loss carryforwards.

NET INTEREST INCOME
-------------------

The increase in the bank's net interest income in the current three month period as compared to the same period last year was the result of an increase of $340,000 or 7.9% in interest income, partially offset by an increase of $232,000 or 12.4% in interest expense. The increase in net interest income in the current six month period was the result of an increase of $586,000 or 6.9% in interest income, partially offset by an increase of $449,000 or 12.1% in interest expense. The increase in net interest income in both periods was attributed to an increase in earning assets, partially offset by an increase in the bank's cost of funds, resulting in a decline in the bank's net interest margin (fully tax equivalent) to 4.40% from 4.55%.

PROVISION FOR LOAN LOSSES
-------------------------

The reductions in the provision for loan losses in the three and six month periods ended June 30, 1997 were considered appropriate by management given the consistent, relatively low level of nonperforming assets to assets and loans delinquent as percentage of total loans, and the maintenance of a strong reserve coverage of nonperforming loans. At June 30, 1997, the ratio of nonperforming loans to loans was 1.12% as compared to 1.63% at June 30, 1996. The percentage of loans delinquent was at 1.29% at June 30, 1997 as compared to 2.39% at June 30, 1996, and the ratio of the allowance for loan losses to nonperforming loans was at 197% at June 30, 1997 as compared to 144% at June 30, 1996.

OTHER OPERATING INCOME
----------------------

The increase in other operating income excluding net gains on the sale of available for sale securities amounted to $113,000 or 13.9% in the current three month period as compared to the same period last year. For the current six month period, other operating income, excluding net security gains on the sale of available securities, increased $34,000 or 2.2% as compared to the same period last year. The increase in the current quarter resulted from an increase of $60,000 or 12.5% in merchant income due to increasing sales volume and an increasing customer base, net gains of $28,000 on trading account assets, and a $43,000 increase in other income. Offsetting these increases was a decline of $20,000 in service charges on deposit accounts, approximately $15,000 of which was a reclassification of commissions earned on the sale of customer checks. Management expects service charge income on deposit accounts to continue to improve as core deposits continue to grow.

The increase in other operating income in the current six month period was primarily due to an increase of $28,000 or 3.2% in merchant income. The increase of $60,000 in merchant income in the current three month period more than offset a decline in the first quarter of 1997 as compared to the first quarter of 1996. Rental income from the rental of merchant equipment was lower in the first quarter of 1997 as compared to the first quarter of 1996. In the second quarter of 1997, rental income stabilized and transaction volume began to accelerate.

Net gains on assets held in trading increased $17,000. The trading strategy of investing in equal share amounts in the 20 stocks that make up the major market index and hedging the position with index call and put options has produced an 8.0% return since the inception of the strategy in March of 1996.

Other income increase $30,000 in the current six month period primarily due to an increase of $14,000 or 21.2% in the sale of nondeposit investment products and the reclassification of checking commission as discussed.

OTHER OPERATING EXPENSES
------------------------

The decrease of $207,000 in other operating expenses in the current three month period as compared to the same period last year resulted from a reduction in nearly all expense categories except salaries which were flat. The decrease of $436,000 in other operating expenses in the current six month period resulted from decreases in most expense categories with the exception of salaries which increase $22,000 or 1.2% and an increase of $25,000 or 5.4% in pensions, other employee benefits and related costs. Management expects that salaries will grow modestly in the second half of 1997 as compared to the second half of 1996 primarily due to increases in staff in the bank's wholly-owned insurance agency subsidiary, GBT Insurance Group, Inc., and in the bank's retail investment sales unit. The increase in pensions, other employee benefits and related costs resulted primarily from expenses associated with 401K and pension benefits, including expenses associated with a supplemental retirement program for executive officers.

Occupancy, including depreciation on bank premises and equipment expenses declined a total of $34,000 or 6.4% and $82,000 or 7.7%, respectively, in the current three and six month periods ended June 30, 1997 as compared to the same periods last year. The reduction in both periods were attributed to lower snow plowing costs, lower maintenance costs for equipment due to improved equipment maintenance contracts, and lower depreciation costs as items purchased in the late 1980s for the main office building are becoming fully depreciated.

Provision for losses on other real estate and related costs reflected net revenue to the bank in the three and six month periods ended June 30, 1997 and in the same periods last year. The revenue in 1997 was primarily due to gains on the sale of foreclosed properties and, to lesser extent, rental income from foreclosed properties.

FDIC assessment declined $40,000 or 87.0% in the current three month period and $79,000 or 85.9% in the current six month period as compared to the same periods last year. The decrease in both periods resulted from an improvement in the bank's financial condition, particular credit quality and an increase in capital levels.

Other expenses declined $112,000 or 15.7% in the current three month period and $298,000 or 20.4% in the current six month period as compared to the same periods last year. The decline in the both periods was primarily attributed to a reduction in legal fees, resulting from legal fees recorded in the first quarter of 1996 related to a former director's lawsuit and an elimination of expenses associated with the bank's Cease and Desist Order (the "Order") which was terminated by the FDIC in May 1996.

INCOME TAXES
------------

The income tax provision was $435,000 in the current quarter and $755,000 through the first six months of 1997 as compared to no provision for taxes in the same periods last year. The bank expects to be in a taxable position for 1997, having reduced nearly all of the valuation allowance established in prior years against net operating carryforward losses.


Glastonbury Bank & Trust Company
Consolidated Balance Sheets
(Unaudited) (in thousands)
                                                                  June 30,     December 31,
Assets                                                              1997          1996
-------------------------------------------------------------------------------------------
Cash and cash equivalents                                        $  11,251    $   8,843
Interest bearing deposits in depository institutions                  --         17,300
                                                                 ---------    ---------
Total cash and cash equivalents                                     11,251       26,143

Federal funds sold                                                    --           --
Investment securities:
  Taxable                                                           26,557       28,287
  Tax-exempt                                                           185          185
                                                                 ---------    ---------
Total (fair value:  1997 - $26,559; 1996 - $28,294)                 26,742       28,472

Federal Home Loan Bank stock                                         2,111        2,220

Securities available for sale:
  Taxable                                                           47,720       31,214
  Tax-exempt                                                         6,571          857
                                                                 ---------    ---------
Total                                                               54,291       32,071

Assets held in trading                                                 549          458

Loans (net of allowance for loan losses:
  1997 - $3,448;  1996 - $3,352)                                   152,942      145,381

Premises and fixed assets - net                                      7,577        7,441
Other real estate owned                                                969        1,159
Accrued interest receivable                                          1,660        1,435
Deferred income taxes                                                1,513        1,606
Income tax receivable                                                 --           --
Other assets                                                         1,693        2,212
                                                                 ---------    ---------

TOTAL                                                            $ 261,298    $ 248,598
                                                                 =========    =========

Liabilities and Stockholders' Equity
------------------------------------
Deposits:
   Demand and non-interest bearing                               $  39,788    $  35,814
   Savings and NOW deposits                                         82,349       81,903
   Time deposits                                                    94,457       90,703
                                                                 ---------    ---------
Total deposits                                                     216,594      208,420

Other liabilities:
  Federal Home Loan Bank borrowings                                 19,300       21,000
  Securities sold under agreements to repurchase                     4,805          350
  Accrued expenses and other liabilities                             2,636        1,959
                                                                 ---------    ---------

Total deposits and other liabilities                               243,335      231,729
                                                                 ---------    ---------

Stockholders' equity:
  Capital Stock - par value $2.50; 2,000,000 shares authorized
    1,829,920 issued and outstanding                                 4,575        4,575
 Capital surplus                                                     6,609        6,609
 Retained earnings                                                   7,069        6,127
 Net unrealized loss on available for sale securities                 (290)        (442)
                                                                 ---------    ---------

Total Stockholders' Equity                                          17,963       16,869
                                                                 ---------    ---------

TOTAL                                                            $ 261,298    $ 248,598
                                                                 =========    =========

Glastonbury Bank & Trust Company
Consolidated Statements of Operations                         For the three months ended       For the six months ended
(Unaudited) (in thousands, except per share data)                June 30,   June 30,              June 30,      June 30,
                                                                   1997       1996                 1997          1996
----------------------------------------------------------------------------------------       -------------------------
Interest income:
   Interest and fees on loans                                      3,378      3,172                6,672           6,351
   Interest and dividends on securities:
     Taxable:
       U.S. Treasury securities                                       32         81                   32             136
       U.S. Government agencies                                    1,021        982                1,988           1,926
       Dividend income                                                84         35                  158              67
       Non-agency collateralized mortgage obligations                 48       --                     89            --
       Corporate debt                                                  2          3                    4               6
       Other securities                                                2          4                    6               9
     Tax-exempt - state and municipal obligations                     74          3                  117               7
   Interest on deposits                                             --            3                   64              10
   Interest on federal funds sold                                      4         22                    6              38
                                                                 -------    -------              -------         -------

Total interest income                                              4,645      4,305                9,136           8,550
                                                                 -------    -------              -------         -------
Interest expense:
  Interest on deposits:
    Time deposits of $100,000 or more                                144        126                  280             245
    Savings and time deposits under $100,000                       1,608      1,420                3,191           2,820
  Interest on securities sold under agreements to repurchase          45       --                     50            --
  Interest on Federal Home Loan Bank borrowing                       313        332                  630             637
                                                                 -------    -------              -------         -------

Total interest expense                                             2,110      1,878                4,151           3,702
                                                                 -------    -------              -------         -------

Net interest income                                                2,535      2,427                4,985           4,848
Provision for loan losses                                             60        150                  120             375
                                                                 -------    -------              -------         -------

Net interest income after provision for loan losses                2,475      2,277                4,865           4,473
                                                                 -------    -------              -------         -------

Other operating income:
   Trust department income                                             5          3                   10               7
   Service charges on deposit accounts                               130        150                  263             307
   Gains on assets held in trading - net                              30          2                   19               2
   Gain (loss) on securities available for sale - net                 49       --                     49            --
   Merchant income                                                   542        482                  909             881
   Other                                                             228        185                  379             349
                                                                 -------    -------              -------         -------

Total other operating income                                         984        822                1,629           1,546
                                                                 -------    -------              -------         -------
Other operating expenses:
   Salaries                                                          971        971                1,907           1,885
   Occupancy, including depreciation on Bank premises                232        254                  456             508
   Equipment, including maintenance, rent and depreciation           267        279                  532             562
   Provision for losses on other real estate and related costs        (7)       (13)                 (53)            (29)
   Pensions, other employee benefits and related expenses            229        256                  488             463
   FDIC assessment                                                     6         46                   13              92
   Other                                                             601        713                1,161           1,459
                                                                 -------    -------              -------         -------

Total other operating expenses                                     2,299      2,506                4,504           4,940
                                                                 -------    -------              -------         -------

Income before income taxes                                         1,160        593                1,990           1,079
Income tax provision                                                 435       --                    755
                                                                 -------    -------              -------         -------

Net income                                                       $   725    $   593              $ 1,235         $ 1,079
                                                                 =======    =======              =======         =======
Earnings per share:
Per share data based on 1,829,920 average shares
outstanding for 1997 and 1996                                      $0.40      $0.59                $0.68           $0.59
                                                                 =======    =======              =======         =======

Glastonbury Bank & Trust Company
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) (in thousands, except per share data)

                                                                                             Net Unrealized Holding       Total
Six months ended                                        Capital      Capital      Retained  Gain (Loss) on Securities  Stockholders'

June 30, 1997                                            Stock       Surplus      Earnings     Available for Sale         Equity
-----------------------------------------------------------------------------------------------------------------------------------

Balance, January 1, 1997                                $4,575       $6,609       $6,127               ($442)              $16,869

Net income                                                                         1,235                                     1,235

Stock dividends declared on common stock
  ($0.07 on January 8, 1997)                                                        (128)                                     (128)
  ($0.09 on April 9, 1997)                                                          (165)                                     (165)

Net change in unrealized holding loss on
  securities available for sale                                                                          152                   152
                                                    -------------------------------------------------------------------------------

Balance June 30, 1997                                   $4,575       $6,609       $7,069               ($290)              $17,963
                                                    ===============================================================================


Six months ended
June 30, 1996
----------------------------------------------------

Balance, January 1, 1996                                $4,575       $6,609       $4,114               ($324)              $14,974

Net income                                                                         1,079                                     1,079

Stock dividends declared on common stock
  ($0.07 on May 8, 1997)                                                            (128)                                     (128)

Net change in unrealized holding loss on
  securities available for sale                                                                         (266)                 (266)
                                                    -------------------------------------------------------------------------------

Balance June 30, 1996                                   $4,575       $6,609       $5,065               ($590)              $15,659
                                                    ===============================================================================






See notes to consolidated financial statements

Consolidated Statements of Cash Flows
for the Six Months Ended June 30, 1997 and 1996
(Unaudited) (in thousands)
                                                                                          6/30/97          6/30/96
===================================================================================================================

Cash flows from operating activities:
Net income                                                                                $1,235            $1,079
Adjustments   to  reconcile  net  income  to  net  cash  provided  by  operating activities:
     Provision for loan losses                                                               120               375
     Provision for losses on other real estate owned                                           0                10
     Provision for income taxes                                                              755                 -
     Depreciation                                                                            481               513
     Net amortization on securities held to maturity                                          37                36
     Net amortization on securities available for sale                                       208                27
     (increase) decrease in net deferred loan fees and costs                                 (33)                -
     Increase in trading securities                                                          (91)                -
     Gain on sale of securities available for sale                                           (49)                -
     Gain on disposition of real estate and equipment                                       (145)             (107)
     Increase in accrued interest receivable                                                (225)             (163)
     Decrease in other assets                                                                519               398
     (Decrease) Increase in accrued expenses and other liabilities                           (29)              216
                                                                                 ----------------------------------
Net cash provided by operating activities                                                  2,783             2,384
                                                                                 ----------------------------------

Cash flows from investing activities:
     Net increase in Federal funds sold                                                        -               350
     Proceeds from maturities of securities held to maturity                               2,789             1,792
     Proceeds from sales of securities available for sale                                  3,465                27
     Proceeds from maturities of securities available for sale                             3,085             2,597
     Purchases of securities held to maturity                                             (1,037)           (3,025)
     Purchases of securities available for sale                                          (28,792)           (7,875)
     Redemption of Federal Home Loan Bank Stock                                              109                 -
     Net increase in loans                                                                (7,648)           (3,109)
     Proceeds from the sale of real estate and equipment                                     353               375
     Purchase of fixed assets                                                               (635)             (184)
                                                                                 ----------------------------------
Net cash used in investing activities                                                    (28,311)           (9,052)
                                                                                 ----------------------------------

Cash flows from financing activities:
     Net increase in Federal Home Loan Bank borrowings short-term                            300             2,000
     Net decrease in Federal Home Loan Bank borrowings long-term                          (2,000)                -
     Net increase in securities sold under agreements to repurchase                        4,455                 -
     Net increase (decrease) in demand deposits, money
            market and savings accounts                                                    4,420            (3,212)
     Net increase in time deposits                                                         3,754             7,439
     Dividends paid                                                                         (293)             (128)
                                                                                 ----------------------------------
Net cash provided by financing activities                                                 10,636             6,099
                                                                                 ----------------------------------

Net increase (decrease) in cash and cash equivalents                                     (14,892)             (569)
Cash and cash equivalents beginning of period                                             26,143             8,435
                                                                                 ----------------------------------
Cash and cash equivalents end of period                                                  $11,251            $7,866
                                                                                 ==================================



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                              THE GLASTONBURY BANK & TRUST COMPANY



Date:       8/13/97           /s/ J. Gilbert Soucie
       ------------------     --------------------------------------------------
                              J. Gilbert Soucie,
                              President & Chief Executive Officer


Date:       8/13/97           /s/ Wayne F. Patenaude
       ------------------     --------------------------------------------------
                              Wayne F. Patenaude,
                              Senior Vice President, Treasurer & Chief Financial
                              Officer